Exhibit 99.1

BIOBLAST PHARMA LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF THE

SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting of the Shareholders of Bioblast Pharma Ltd. (the “Company” or “Bioblast”) will be held on December 26, 2018, at 10:00 am Israel Time, at the offices of the Company’s Israeli counsel (Zysman, Aharoni, Gayer & Co.) at “Beit Zion,” 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel (the “Meeting”), for the following purposes:

1.	To approve certain resolutions in connection with the merger of a wholly-owned subsidiary of the Company with and into Enlivex Therapeutics Ltd. (“Enlivex”) pursuant to which Bioblast will issue a majority interest in Bioblast’s share capital (on a post-transaction basis) to the equity-holders of Enlivex in consideration for 100% of the equity securities of Enlivex, which will become a wholly-owned subsidiary of Bioblast (the “Transaction”). In connection with the Transaction, the Company also entered into a Contingent Value Rights Agreement (“CVR Agreement”) with Enlivex and other parties that will allow the Company shareholders, as at immediately prior to closing of the Transaction, to receive proceeds from the potential sale of the Company’s Trehalose program to a third party, if and when such sale or licensing occurs[1]. The resolutions associated with the approval of the Transaction include the following:

(i)	To approve a reverse share split of the Company’s ordinary shares by a ratio of up to 10:1, but not less than 4:1, to be effective at the ratio and on a date to be determined by the board of directors, and to amend the Company’s Articles of Association accordingly.

(ii)	To approve an increase of the Company’s share capital by NIS 17,500,000, from NIS 500,000, to NIS 18,000,000, and to amend the Company’s Articles of Association accordingly;

(iii)	To approve a change of the Company’s name to “Enlivex Therapeutics Ltd.” or a similar name approved by the Israeli Companies Registrar; and

(iv)	To approve the purchase by the Company of a “run-off” directors’ and officers’ liability insurance policy for a period of 3 years following the effective time of the Transaction.

1 The Transaction was announced on November 19, 2018 in a press release and a Report of Foreign Private Issuer on Form 6-K that was furnished to the U.S. Securities and Exchange Commission on November 19, 2018 (the “6-K Report”). A copy of the Merger Agreement relating to the Transaction was attached as Exhibit 99.1 to the 6-K Report. A copy of the CVR Agreement is attached as Exhibit 99.2 to the 6-K Report.

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The Transaction will not be completed if Item No. 1 is not approved.

2.	To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm until the next Annual Meeting and to authorize the Company’s Board of Directors to determine such accounting firm’s compensation for the fiscal year ending December 31, 2018.

3.	To re-elect Dr. Dalia Megiddo as a Director of the Company.

4.	To elect Mr. Gili Cohen, Mr. Eyal Gibor, Mr. Tomer Yossef and Mr. Ran Weinstock as Directors of the Company and determine such persons’ compensation terms.

5.	To approve the engagement terms of Dr. Dalia Megiddo in her position as the Company’s interim Chief Executive Officer and in connection with intellectual property services she provided to the Company.
6.	To approve the terms of engagement of the Company with Mr. Oren Elmaliah, the Company’s principal financial officer.

7.	To approve the Company’s purchase of Directors and Officers insurance policies.

8.	To present the financial statements of the Company for the fiscal year ended December 31, 2017.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” ALL OF

THE PROPOSALS ON THE AGENDA

Record Date and Right to Vote

Subject to the provisions of Israeli law and the Articles, only shareholders of record as of the close of trading on the Nasdaq Capital Market on November 26, 2018 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. They are also entitled to receive notice of the Meeting and to vote at the Meeting if they held ordinary shares of the Company par value NIS 0.05 per share (“Ordinary Shares”) through a bank, broker or other nominee which was one of the Company’s shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her, or its benefit with a member of a stock exchange and are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, before the time appointed for holding the Meeting, with proof of ownership, issued by a member of a stock exchange, or a copy of the shareholder’s Identification Card, passport, or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles, no business may be transacted at any shareholders meeting unless a quorum is present when the meeting begins. The quorum required for a meeting is the presence, in person or by proxy or by a voting deed, of at least two shareholders, holding in the aggregate at least one third of the issued and outstanding Ordinary Shares as of the Record Date (“Quorum”). If within an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place and two shareholders then present at such adjourned meeting, in person or by proxy or by a voting deed, shall constitute a Quorum.

Abstentions are counted in determining if a Quorum is present.

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Proxy

Following the Record Date, the full text of the proposed resolutions for the Meeting, together with the proxy statement providing an overview of the Transaction and other matters relating thereto, and the form of proxy card for the Meeting, will be furnished to the SEC and then mailed to shareholders of record as of the Record Date.

You can vote your shares by attending the Meeting or by completing and signing a proxy card. If you are voting by proxy (in the case of a record shareholder) or instructing your bank, broker or other nominee how to vote via the proxy card (for a shareholder holding in street name), please follow the instructions on the proxy card. We encourage all shareholders to vote or instruct their bank, broker or other nominee how to vote via proxy, even if attending the Meeting.

We will mail copies of this invitation with the proxy, after it is furnished to the SEC and the proxy card to our shareholders of record as of the Record Date, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees (who will not receive additional compensation for these services). We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our Ordinary Shares.

Proxy cards should be completed, signed and returned in the envelope to be enclosed. If you instead send your proxy card directly to the Company’s legal counsel offices as permitted below, we will not be able to count it unless we receive it, accompanied by (a) a copy of the shareholder’s Identification Card, passport, or Incorporation Certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, or (b) proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a bank, broker or other nominee.

We will not be able to count a proxy card unless we receive it at the offices of our Israeli legal counsel, Zysman, Aharoni, Gayer & Co. at “Beit Zion,” 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel, by December 26, 2018 at 6:00 am Israel time, (together with the foregoing proof of ownership). If mailing your proxy card in the enclosed envelope, it must be actually received by our transfer agent, Vstock Transfer, LLC, at 18 Lafayette Place, Woodmere, NY 11598 in the enclosed envelope, by 3:00 pm Eastern time on December 25, 2018 (an earlier deadline may apply for shares held in street name, as may be indicated in the instructions provided to you with your proxy card).

If you sign and return the enclosed proxy card, your shares will be voted as abstained with respect to all of the proposed resolutions, whether or not you specifically indicate a “ABSTAIN” vote, unless you specifically vote in favor or vote against a specific resolution.

The vote with respect to Items No. 1, 4, 5, 6 and 7 of the Meeting’s agenda will not be counted without indication of non-existence of personal interest and that you are not a controlling shareholder, as such term is defined under the Companies Law. The proxy card to be mailed will include instructions on how to make this indication.

On all matters considered at the Meeting, abstentions will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a Quorum is present.

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YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF ORDINARY SHARES

YOU OWN. ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN

AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE

PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING.

Disclosure Regarding Compensation

New regulations under the Israeli Companies Law require that the Company provides its shareholders with certain information about the compensation granted to the Company’s five most highly compensated officers during or with respect to the year ended December 31, 2017. Such information can be found under Item 6.B. of the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 23, 2018.

By order of the Board of Directors,

/s/ Dr. Dalia Megiddo

Dr. Dalia Megiddo
Chief Executive Officer

November 21, 2018